[LETTERHEAD OF SANDLER O’NEILL & PARTNERS]

May 18, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Healthcare Trust Incorporated
Registration Statement on Form S-11 (Registration Number 333-203210)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby join Community Healthcare Trust Incorporated (the “Company”) in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. on May 20, 2015, or as soon thereafter as may be practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we and the other underwriters have effected the following distribution of the Company’s Preliminary Prospectus, dated May 6, 2015, through the date hereof:

Preliminary Prospectus, dated May 6, 2015:

2,517 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.  This letter replaces our letter to you dated May 15, 2015 regarding the above-referenced Registration Statement.

Very Truly Yours,

Sandler O’Neill & Partners, L.P. Evercore Group L.L.C. SunTrust Robinson Humphrey, Inc. As representatives of the several underwriters

By:	Sandler O’Neill & Partners, Corp.,
the sole general partner of Sandler O’Neill & Partners, L.P.

/s/ Jennifer Docherty
Jennifer Docherty
An Officer of the Corporation